For the Period of September 28, 2016 January 4, 2017

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE
13a-16 OR 15d-16
UNDER
THE SECURITIES ACT OF 1934

NATCORE TECHNOLOGY, INC.

(Exact Name of Registrant as Specified in its Charter)

British Columbia, Canada	3674	Not Applicable

(State or Other Jurisdiction	(Primary Standard Industrial	(I.R.S. Employer
of Incorporation or	Classification Code Number)	Identification No.)
Organization)

189 N. Water Street
Rochester, NY 14604-1163
(585) 286-9180
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

LoPresti Law Group, P.C.
17 State Street, 19th Floor
New York, New York 10004
(212) 732-4029

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copies of Communications to:

Marc X. LoPresti, Esq.	Shauna Hartman
LoPresti Law Group, P.C.	Armstrong Simpson
17 State Street, 19th Floor	2080-777 Hornby Street
New York, NY 10004	Vancouver, B.C.
Tel: 212-732-4029	Canada V6Z 1S4
Tel: 604-683-7361

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐       No ☒

The information herein and in the attached exhibits is intended to be furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that Section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as expressly set forth by specific reference in such filing.

          The following exhibits are filed herewith:

Exhibit	Description

99.1	News Release dated October 18, 2016 Denzo Selects Site for 30 MW Solar Farm

99.2	News Release dated October 25, 2016 Natcore Technology to Serve as Technical Advisor For 1,000 MW Solar Facility in Middle East

99.3	Material Change Report Form 51-102F3 dated November 2, 2016

99.4	News Release dated November 2, 2016 Natcore Technology Announces Private Placement

99.5	News Release dated November 3, 2016 Natcore Technology Closes First Tranche of Private Placement

99.6	Material Change Report Form 51-102F3 dated November 15, 2016

99.7	News Release dated November 15, 2016 Using New Laser-Based Technique, Natcore Achieves 19.4% Efficiency with Innovative Solar Cell Structure

99.8	Material Change Report Form 51-102F3 dated November 22, 2016

99.9	News Release dated November 22, 2016 Natcore Technology Closes Final Tranche of Private Placement

99.10	Interim Financial Statements Report dated November 29, 2016

99.11	Management Discussion & Analysis dated November 29, 2016

99.12	News Release dated December 2, 2016 Natcore Technology Announces Private Placement

99.13	News Release dated December 5, 2016 Natcore Technology Closes First Tranche of Private Placement

99.14	Material Change Report Form 51-102F3 dated December 5, 2016

99.15	News Release dated December 9, 2016 Natcore Technology Grants Options

99.16	Material Change Report Form 51-102F3 dated December 14, 2016

99.17	News Release dated December 14, 2016 - Natcore Technology Named Industrial Partner in DOE Grant

99.18	News Release dated December 19, 2016 Natcore Technology Closes Second Tranche of Private Placement

SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form 6-K and has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in Rochester, New York on January 4, 2017.

NATCORE TECHNOLOGY, INC.

Name:	Charles R. Provini
Title:	President & CEO
Authorized Representative in the United States